[redacted]

CM

SECUR 08029638 ION

SEC
Mail Processing
Section

MAR 3 1 2008

Washington, DC
105

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53580 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Strategic Investments, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, Suite #2030
(No. and Street)

Miami, (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cesar Hernandez (305) 373-3326
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Floor, Miami, Florida 33131
(Address) (City) (State) (Zip Code)

PROCESSED
APR 1 6 2008
THOMSON FINANCIAL

**CHECK ONE:**

XXX Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

4/15

# OATH OR AFFIRMATION

I, Cesar Hernandez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Strategic Investments, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Melissa Vega
COMMISSION # DD757682
EXPIRES: FEB. 11, 2012
WWW.AARONNOTARY.com

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- XX (o) Independent Auditor's Report on Internal Control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GLOBAL STRATEGIC INVESTMENTS, LLC

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007



MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

## CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Global Strategic Investments, LLC

We have audited the accompanying consolidated statement of financial condition of Global Strategic Investments, LLC (the "Company") as of December 31, 2007, and the related consolidated statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Strategic Investments, LLC as of December 31, 2007 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information on pages 17 and 18 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
March 28, 2008

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com

## GLOBAL STRATEGIC INVESTMENTS, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

| | |
|---|---|
| **ASSETS** | |
| CASH AND CASH EQUIVALENTS | $ 1,332,091 |
| RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS | 294,440 |
| DEPOSITS WITH CLEARING ORGANIZATIONS | 524,947 |
| PROPERTY AND EQUIPMENT, NET | 312,110 |
| OTHER ASSETS: | |
| Other receivables | 20,732 |
| Prepaids and other assets | 759,110 |
| Due from related parties | 634,006 |
| Other deposits | 332,791 |
| Customer list | 3,666,638 |
| | $ 7,876,865 |
| **LIABILITIES AND MEMBERS' EQUITY** | |
| LIABILITIES: | |
| Accounts payable and accrued expenses | $ 1,416,315 |
| Payable to broker-dealers and clearing organizations | 164,581 |
| Due to related parties | 239,503 |
| Employees' benefit payable | 207,710 |
| TOTAL LIABILITIES | 2,028,109 |
| MINORITY INTEREST | 126,822 |
| COMMITMENTS AND CONTINGENCIES (NOTES 6 and 11) | |
| MEMBERS' EQUITY | 5,721,934 |
| | $ 7,876,865 |

The accompanying notes are an integral part of these consolidated financial statements.

## GLOBAL STRATEGIC INVESTMENTS, LLC

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| REVENUES: | |
| Commissions and trading profits | $ 13,597,626 |
| Interest and dividends | 355,619 |
| Miscellaneous revenue | 73,784 |
| TOTAL REVENUES | 14,027,029 |
| EXPENSES: | |
| Commissions | 8,322,650 |
| Salaries | 3,092,261 |
| Rent | 595,137 |
| Professional fees | 430,360 |
| Management fee – related party | 409,180 |
| Clearing charges | 347,105 |
| Bad debt expense | 275,565 |
| Communications | 232,706 |
| Quotations and research | 166,337 |
| Travel and entertainment | 162,807 |
| Depreciation and amortization | 99,993 |
| Interest | 88,629 |
| Insurance | 60,555 |
| Other general and administrative | 998,649 |
| TOTAL EXPENSES | 15,281,934 |
| NET LOSS BEFORE MINORITY INTEREST IN NET LOSSES OF CONSOLIDATED SUBSIDIARIES | (1,254,905) |
| MINORITY INTEREST IN NET LOSSES OF CONSOLIDATED SUBSIDIARIES | (1,939) |
| NET LOSS | $ (1,256,844) |

The accompanying notes are an integral part of these consolidated financial statements.

## GLOBAL STRATEGIC INVESTMENTS, LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| MEMBERS' EQUITY AS OF JANUARY 1, 2007 | $ 5,021,399 |
| Issuance of common stock | 272,028 |
| Stock issued for exercise of share option awards | 117,773 |
| Capital contributions | 1,697,773 |
| | 2,087,574 |
| Comprehensive loss: | |
| Net loss | (1,256,844) |
| Change in cumulative foreign currency translation adjustment | 39,805 |
| Total comprehensive loss | (1,217,039) |
| Capital withdrawals | (170,000) |
| MEMBERS' EQUITY AS OF DECEMBER 31, 2007 | **$ 5,721,934** |

The accompanying notes are an integral part of these consolidated financial statements.

## GLOBAL STRATEGIC INVESTMENTS, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net loss | $ (1,256,844) |
| Adjustments to reconcile net loss to net cash used in operating activities | |
| Depreciation and amortization | 99,993 |
| Bad debt expense | 275,565 |
| Minority interest in net losses of consolidated subsidiaries | (1,939) |
| Share based compensation | 117,773 |
| Changes in operating assets and liabilities: | |
| Receivables from broker-dealers and clearing organizations | 254,419 |
| Deposits with clearing organizations | (259) |
| Other receivables, prepaids and other assets | (616,966) |
| Accounts payable and accrued expenses | 646,834 |
| Payable to broker-dealers and clearing organizations | 147,729 |
| Due to related parties | 3,235 |
| Taxes payable | (331,207) |
| Employees' benefit payable | 4,249 |
| TOTAL ADJUSTMENTS | 599,426 |
| NET CASH USED IN OPERATING ACTIVITIES | (657,418) |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Advances to related party, net | (522,705) |
| Capital expenditures | (218,193) |
| NET CASH USED IN INVESTING ACTIVITIES | (740,898) |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Issuance of common stock | 272,028 |
| Member contributions | 1,697,773 |
| Member distributions | (170,000) |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | 1,799,801 |
| EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS | 39,805 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 441,290 |
| CASH AND CASH EQUIVALENTS – BEGINNING OF THE YEAR | 890,801 |
| CASH AND CASH EQUIVALENTS – ENDING OF THE YEAR | $ 1,332,091 |

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2007

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

| | |
|---|---|
| Interest paid | $ 88,629 |

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the year ended December 31, 2007, the Company incurred a total of approximately $118,000 in compensation costs relating to share based compensation that vested and was exercised during the year. There was no cash received by the Company as a result of this transaction (Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Description of Business and Organization

Global Strategic Investments, LLC (the "Company") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer. The majority of the Company's customers are primarily from Latin America. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), which was created in July 2007 through the merger of the National Association of Securities Dealers, Inc. and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company has been a registered broker dealer since 2002.

### Basis of Presentation

The consolidated financial statements include the accounts of Global Strategic Investments, LLC and its majority owned foreign subsidiaries Capital Asesoria Internacional, S.A. de C.V., Capital Asesoria Patrimonial, S.A. de C.V. and Capital Asesoria Fondos, S.A. de C.V. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and participation in underwriting. All material intercompany balances and transactions are eliminated in consolidation. The Company does not have any special purpose entities whose financial results are not included in the accompanying consolidated financial statements.

### Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

### Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

### Securities Transactions

Securities transactions, along with related commission income, clearing costs and commission expenses, are reported on a trade date basis.

### Property and Equipment, Net

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Property and Equipment, Net (continued)

Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of five and seven years. Leasehold improvements are amortized over the shorter of the estimated useful life or term of the lease.

### Acquired Intangible Asset

The Company adopted the provisions of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 142 requires that goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the assets might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. The Company's subsidiaries were acquired during 2004 and 2005 through a series of purchase agreements executed by the Company. The Company accounted for the purchase of the three entities in accordance with the purchase method of accounting. The excess of the purchase price over the recorded amount of the net assets purchased and liabilities assumed was assigned to a customer list intangible asset, which is not subject to amortization. The value assigned to the customer list was $3,666,638. Based on its most recent analysis, the Company believes that no impairment of its customer list intangible asset exists as of December 31, 2007.

### Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Foreign Currency Translation

Foreign local currency is the functional currency for the Company's significant operations outside the United States. Assets and liabilities are translated at year-end rates, while revenues and expenses are translated at average rates in effect during the year. Equity is translated at historical rates and the resulting cumulative translation adjustments are included as a component of accumulated other comprehensive loss.

### Limited Liability Company / Income Taxes

Global Strategic Investments, LLC will file its income tax return on the accrual basis as a partnership for federal and state income tax purposes. As such, Global Strategic Investment, LLC will not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Limited Liability Company / Income Taxes (continued)

The Company's foreign subsidiaries account for deferred taxes under SFAS No. 109, "Accounting for Income Taxes", as amended, which requires the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

### Performance Share Option Plan

On January 1, 2006, the Company adopted SFAS No. 123R, "Share-Based Payment", which requires compensation expense relating to share-based payments to be recognized in net income using a fair-value measurement method. The fair value of each new stock option award will be estimated on the date of grant using the Black-Scholes-Merton option-pricing model ("Black-Scholes"), which is the same model used by the Company prior to the adoption of SFAS No. 123R. The Company elected the modified prospective method, which is applied to new awards granted after date of adoption, January 1, 2006.

The Black-Scholes option valuation model was developed for estimating the fair value of the options and assumes that performance goals will be achieved. If such goals are not met, no compensation cost is recognized and any recognized compensation cost is reversed. Because option valuation models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options, and the Company's options do not have the characteristics of traded options, the option valuation models do not necessarily provide a reliable measure of the fair value of its options.

### Recent Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued interpretation No. 48, "Accounting for Uncertainty in Income Taxes" an interpretation of FASB No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 was effective for fiscal years beginning after December 15, 2006. On February 1, 2008, the FASB issued FASB Staff Position ("FSP") No. FIN 48-2, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." This FSP defers the effective date of FIN 48 for nonpublic enterprises included within this FSP's scope to the annual financial statements for fiscal years beginning after December 15, 2007 (applied as of the beginning of the enterprise's fiscal year). Management is in the process of determining whether FIN 48 will have a material effect on the Company's consolidated financial statements.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Recent Accounting Pronouncements (continued)**

Fair Value Measurement

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. Statement 157 does not require any new fair value measures and is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS No. 157 beginning on January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. On February 12, 2008, the FASB issued FASB Staff Position ("FSP") No. 157-2, "Effective Date of FASB Statement No. 157." This FSP is a one-year deferral of SFAS No. 157's fair-value measurement requirements for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company is currently evaluating the impact of adopting SFAS No. 157 on its consolidated results of operations and financial position.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, the "Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company's 2008 fiscal year. The Company is currently evaluating the impact the adoption of this statement could have on its consolidated financial condition, results of operations and cash flows.

Business Combinations

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" which replaces SFAS 141, "Business Combinations" and supersedes other authoritative guidance. SFAS 141(R) broadens the scope of SFAS 141 and requires the acquisition method (SFAS 141 referred to as the purchase method) to be used on all events where a business obtains control over another business. As a result, SFAS 141(R) works to improve the comparability of information about business combinations presented. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interests in the acquiree, and goodwill acquired in a business combination or a gain from a bargain purchase. SFAS 141(R) also requires the acquirer to disclose information that enables the users to evaluate the nature and financial effects of the business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with early adoption prohibited.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Recent Accounting Pronouncements (continued)**

Noncontrolling Interest in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51", which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective as of the beginning of fiscal years beginning after December 15, 2008. The Company is evaluating the effect SFAS 160 will have on the Company's consolidated financial statements.

## NOTE 2. CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

| | 2007 |
|---|---|
| Total assets | $ 995,816 |
| Stockholders' Equity | $ 553,243 |
| Net income | $ 30,343 |

Stockholders' equity and the accounts of the subsidiaries are not included in the Company's computation of net capital.

## NOTE 3. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following at December 31, 2007

| | |
|---|---|
| Furniture and fixtures | $ 121,276 |
| Leasehold improvements | 116,619 |
| Office equipment | 416,181 |
| | 654,076 |
| Less accumulated depreciation and amortization | (341,966) |
| | $ 312,110 |

Depreciation and amortization expense amounted to approximately $100,000 for the year ended December 31, 2007.

## NOTE 4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2007, the Company's "Net Capital" was $344,831, and the "Required Net Capital" was $105,708. At December 31, 2007, the Company's ratio of "Aggregate Indebtedness" to "Net Capital" was 4.6 to 1.

## NOTE 5. RISK CONCENTRATIONS

### Clearing and Depository Concentrations

The Company clears its proprietary and customers' transactions on a fully disclosed basis with Pershing LLC. Pursuant to clearing agreements, the Company is required to maintain a certain minimum capital with various broker-dealers, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. The Company complies with clearing broker-dealer requirements for obtaining collateral from customers. At December 31, 2007, the receivables from broker-dealers and the deposits with clearing organizations, included in the accompanying consolidated statement of financial condition, are due from these brokers.

## NOTE 6. LEASE COMMITMENTS

The Company is obligated under non-cancelable operating leases for office facilities and equipment through the year 2016. The Company has secured the office lease with a stand-by letter of credit for $47,000.

Rent expense for the years ended December 31, 2007 was approximately $595,000 respectively. Approximate future minimum payments under the non-cancelable operating leases and service contracts as of December 31, 2007 are as follows:

| | |
|---|---|
| 2008 | $ 509,000 |
| 2009 | 341,000 |
| 2010 | 325,000 |
| 2011 | 318,000 |
| 2012 | 312,000 |
| Thereafter | 885,000 |
| | $ 2,690,000 |

## NOTE 7. RELATED PARTY TRANSACTIONS

The Company had the following related party balances which are non interest bearing and are due on demand as of December 31, 2007.

| | |
|---|---|
| Due from parties related through common ownership | $ 634,006 |
| Due to parties related through common ownership | $ (239,503) |

## NOTE 7. RELATED PARTY TRANSACTIONS (CONTINUED)

The Company has a management agreement with Global Securities Management, LLC ("GSM"), a company related through common ownership. According to the agreement, GSM agreed to pay for the rents, utilities, equipment, furniture, fixtures, office expenses, salaries and payrolls taxes, legal expenses and accounting charges upon the terms and conditions set forth in the management agreement. During the year ended December 31, 2007, the total amount expensed by the Company related to this management agreement for its share of the expenses was approximately $527,000 which is included in the accompanying consolidated statement of operations within various expense captions.

## NOTE 8. INCOME TAXES

Income tax expense consists of the following for the year ended year ended December 31, 2007.

| | |
|---|---|
| Current provision | |
| Federal | $ - |
| State | - |
| Foreign | 83,083 |
| | 83,083 |
| Deferred tax expense (benefit) | |
| Federal | - |
| State | - |
| Foreign | (83,083) |
| | (83,083) |
| Income tax expense | $ - |

A net operating loss carryforward of approximately $1,900,000 arises from the Company's foreign subsidiaries. The losses expire from 2011 through 2013. The Company recorded a deferred tax asset of $552,000 relating to the losses, offset by a valuation allowance for the same amount since, based on the weight of the evidence; it is more likely than not that the deferred tax asset will not be recognized.

## NOTE 9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CONCENTRATION OF CREDIT RISK AND POLITICAL RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

## NOTE 9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CONCENTRATION OF CREDIT RISK AND POLITICAL RISK (CONTINUED)

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities underwriting, trading and brokerage activities in which counterparties primarily include broker/dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's subsidiaries operate in Mexico and maintain high amounts of cash and cash equivalents in Mexico. These cash and cash equivalents are subject to the risks that are inherent in operating in foreign countries, including government regulations, currency risks and the threat of expropriation.

## NOTE 10. EMPLOYEE BENEFIT PAYABLE

In accordance with the Mexican labor laws, the Company has accrued a liability for an amount that is payable to the employees upon separation from the Company. The amount accrued as of December 31, 2007, for this liability is approximately $208,000, which is reflected in the accompanying consolidated statement of financial condition.

## NOTE 11. PERFORMANCE SHARE OPTION PLAN

Under its 2005 Performance Plan, which is member-approved, the Company granted selected brokers share option awards whose vesting is contingent upon meeting various company performance goals, including revenue sales growth. Share options under the Performance Plan were granted with an exercise price equal to the market value of the underlying common stock on the date of the grant, contingently vest over a period of 3 years from the date of the grant and have contractual lives of 3 years. The number of non-voting shares subject to options available for issuance under the Performance Plan cannot exceed 10,000. Additional information with respect to the Performance Plan activity is as follows:

| | Share Options | Weighted Average Exercise Price | Weighted Average Remaining Contractual Terms Years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at January 1, 2007 | 730 | $ 490.72 | | |
| Granted | - | 490.72 | | |
| Exercised / (Vested) | 160 | 490.72 | | |
| Cancelled | 465 | 490.72 | - | - |
| Outstanding at December 31, 2007 | 105 | $ 490.72 | 1 | $ - |
| Options Exercisable at December 31, 2007 | 105 | $ 490.72 | 1 | $ - |

## NOTE 11. PERFORMANCE SHARE OPTION PLAN (CONTINUED)

As of December 31, 2007, there was approximately $118,000 of performance share based compensation expense included in the accompanying consolidated statements of operations. The fair value of the options that vested during the year ended December 31, 2007 amounted to approximately $3,000. Additionally, as of December 31, 2007, there was approximately $51,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Performance Plan; that cost is expected to be recognized during 2008.

There was no cash received from the exercise of the performance share based options awards during 2007. There was no cash used to settle the performance shares granted under the 2005 Performance Plan.

ACCOMPANYING INFORMATION

## GLOBAL STRATEGIC INVESTMENTS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

| | |
|---|---|
| CREDITS | |
| Members' equity | $ 5,866,671 |
| DEBITS | |
| Customer list and investment in subsidiaries | 4,237,796 |
| Property and equipment, net | 93,595 |
| Prepaids and other assets | 509,169 |
| Due from related party | 634,006 |
| Guarantee through a stand-by letter of credit | 47,000 |
| TOTAL DEBITS | 5,521,566 |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION | 345,105 |
| HAIRCUTS ON FOREIGN CURRENCY (COMPUTED WHERE APPLICABLE, PURSUANT TO RULE 15c3-1(f) | 274 |
| NET CAPITAL | 344,831 |
| MINIMUM NET CAPITAL REQUIREMENT – GREATER OF $100,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $1,585,536 | 105,708 |
| EXCESS NET CAPITAL | $ 239,123 |
| EXCESS NET CAPITAL @ 1,000% | $ 186,277 |
| RATIO OF AGGREGATE INDEBTEDNESS | 4.60 to 1 |
| SCHEDULE OF AGGREGATE INDEBTEDNESS | |
| Accounts payable and accrued expenses | $ 1,181,452 |
| Payable to broker-dealers and clearing organizations | 164,581 |
| Due to related parties | 239,503 |
| TOTAL AGGREGATE INDEBTEDNESS | $ 1,585,536 |

See report of independent certified public accountants.

## SCHEDULE II

### RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17a-5, PART II FILING AS OF DECEMBER 31, 2007

| | |
|---|---|
| NET CAPITAL PER COMPUTATION, ON PAGE 17 | $ 344,831 |
| Add audit adjustments: | |
| Receivable from broker dealer | (8,260) |
| Difference in haircuts | (337) |
| Accounts payable and accrued expenses | 21,020 |
| NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17a-5, PART II FILING | $ 357,254 |

## SCHEDULE III

### STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2007

The Company is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through another broker-dealer, Pershing, LLC, on a fully disclosed basis. During the year, the Company did not hold customers' funds or securities.

## SCHEDULE IV

### SUBORDINATED BORROWINGS

As of December 31, 2007 and during the year then ended, the Company did not have any subordinated borrowings.

See report of independent certified public accountants.

SUPPLEMENTARY REPORT

## REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Board of Directors and Stockholders
Global Strategic Investments, LLC

In planning and performing our audit of the financial statements and accompanying information of Global Strategic Investments, LLC (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Stockholders, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
March 28, 2008

END